Three Bryant Park
1095 Avenue of the Americas New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

April 17, 2023

Board of Trustees
Aristotle Portfolio Optimization Moderate Fund Aristotle Funds Series Trust
11100 Santa Monica Blvd., Suite 1700 Los Angeles, CA 90025

Board of Trustees
Pacific Funds Portfolio Optimization Moderate Pacific Funds Series Trust
700 Newport Center Drive
P.O. Box 7500
Newport Beach, CA 92660 Dear Ladies and Gentlemen:
You have requested our opinion regarding certain federal income tax consequences to Pacific Funds Portfolio Optimization Moderate (the “Acquired Fund”), a separate series of Pacific Funds Series Trust, a Delaware statutory trust (the “Pacific Funds Trust”), and to Aristotle Portfolio Optimization Moderate Fund (the “Acquiring Fund”), a separate series of Aristotle Funds Series Trust, a Delaware statutory trust (the “Aristotle Trust”), and to the holders (the “Acquired Fund Shareholders”) of shares of beneficial interest of the Acquired Fund (the “Acquired Fund Shares”), in connection with the transfer of substantially all of the assets, as defined in the Agreement and Plan of Reorganization (the “Plan”), dated as of April 1, 2023, executed by the Aristotle Trust on behalf of the Acquiring Fund and by the Pacific Funds Trust on behalf of the Acquired Fund, of the Acquired Fund (the “Assets”) to the Acquiring Fund in exchange solely for shares of beneficial interest of the Acquiring Fund (the “Acquiring Fund Shares”) and the assumption of the liabilities and obligations, as defined in the Plan, of the

Page 2 Pacific Funds Portfolio Optimization Moderate – Aristotle Portfolio Optimization Moderate Fund April 17, 2023

Acquired Fund (the “Obligations”) by the Acquiring Fund, followed by the distribution of the Acquiring Fund Shares received by the Acquired Fund in complete liquidation and termination of the Acquired Fund (the “Reorganization”), all pursuant to the Plan.

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the Registration Statement filed on Form N-14 in connection with the Reorganization, (3) facts and representations contained in the letter dated on or about the date hereof addressed to us from the Aristotle Trust on behalf of the Acquiring Fund, (4) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Pacific Funds Trust on behalf of the Acquired Fund, and (5) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan.

Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to the Acquired Fund and the Acquiring Fund:

1.The Reorganization will constitute a reorganization within the meaning of Section 368(a)(1) of the Code, and the Acquired Fund and the Acquiring Fund each will be “a party to a reorganization” within the meaning of Section 368(b) of the Code.

2.Under Sections 361 and 357(a) of the Code, the Acquired Fund will not recognize gain or loss upon the transfer of its Assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all Obligations of the Acquired Fund (except that the Acquired Fund may be required to recognize gain or loss with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code),

Dechert LLP

Page 3 Pacific Funds Portfolio Optimization Moderate – Aristotle Portfolio Optimization Moderate Fund April 17, 2023

or upon the distribution of the Acquiring Fund Shares by the Acquired Fund to its shareholders in liquidation.

3.Under Section 1032 of the Code, the Acquiring Fund will not recognize gain or loss upon the receipt of the Assets of the Acquired Fund solely in exchange for the assumption by the Acquiring Fund of the Obligations of the Acquired Fund and issuance of the Acquiring Fund Shares.

4.Under Section 362(b) of the Code, the Acquiring Fund’s tax basis in the Assets of the Acquired Fund transferred to the Acquiring Fund in the Reorganization will be the same as Acquired Fund’s tax basis immediately prior to the transfer.

5.Under Section 1223(2) of the Code, the Acquiring Fund’s holding period of each Asset of the Acquired Fund transferred to the Acquiring Fund in the Reorganization will include the period during which such Asset was held by the Acquired Fund (except where investment activities of the Acquiring Fund have the effect of reducing or eliminating a holding period with respect to an Asset).

6.Under Section 354 of the Code, the Acquired Fund Shareholders will not recognize gain or loss upon the exchange of their Acquired Fund Shares solely for Acquiring Fund Shares in the Reorganization.

7.Under Section 358 of the Code, the Acquired Fund Shareholder’s aggregate tax basis in the Acquiring Fund Shares received in the Reorganization will be the same as the shareholder’s aggregate tax basis in the Acquired Fund Shares exchanged therefor.

8.Under Section 1223(1) of the Code, the Acquired Fund Shareholder’s holding period for the Acquiring Fund Shares received in the Reorganization will include the shareholder’s holding period for the Acquired Fund Shares exchanged therefor, provided that the shareholder held those Acquired Fund Shares as capital assets at the time of the Reorganization.

(continued)

Dechert LLP

Page 4 Pacific Funds Portfolio Optimization Moderate – Aristotle Portfolio Optimization Moderate Fund April 17, 2023

9.Pursuant to Section 381 of the Code, the Acquiring Fund will succeed to and take into account the items of the Acquired Fund described in Section 381(c) of the Code (including capital loss carryovers), subject to the provisions and limitations specified in Sections 381, 382, 383, and 384 of the Code and the United States Treasury regulations promulgated thereunder.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan. Without limiting the foregoing, we express no opinion as to the federal income tax consequences of the Reorganization to the Acquired Fund with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code.

Very truly yours,

Dechert LLP